FAIRFAX News Release
Stock Symbol: FFH.SV (TSX); FFH (NYSE)
TORONTO, July 28, 2005
SECOND QUARTER FINANCIAL RESULTS
(Note: All dollar amounts in this press release are expressed in U.S. dollars.)
Fairfax Financial Holdings Limited (TSX:FFH.SV) (NYSE:FFH) announces that second quarter operating income (before net realized gains, interest expense, runoff, Lindsey Morden and corporate costs) increased by 29.6% to $165.4 million from $127.6 million in 2004, primarily on the strength of improved underwriting results and increased interest and dividend income. Underwriting profit achieved by the company’s ongoing insurance and reinsurance operations increased by 19.7% during the quarter to $65.7 million from $54.9 million in 2004. The combined ratio on a consolidated basis of the company’s ongoing insurance and reinsurance operations for the second quarter improved to 94.1% from 94.9% in 2004. Interest and dividend income earned on the investment portfolios of the ongoing operations increased by 37.1% to $99.7 million from $72.7 million due to materially increased investment assets and to increased yields. Inclusive of $99.9 million in net realized gains as well as interest expense, runoff and corporate costs incurred during the second quarter but excluding the $103.1 million pre-tax impact of the non-cash charge arising from the commutation of an adverse development cover of a runoff subsidiary, earnings from ongoing and runoff operations before income taxes and non-controlling interests increased by 28.9% to $171.4 million from $133.0 million in 2004.
After giving effect to the $103.1 million pre-tax non-cash commutation charge described below, Fairfax had net earnings of $5.0 million in the second quarter of 2005, while maintaining a strong financial position and continuing to produce excellent results at its ongoing insurance and reinsurance operations.
During the second quarter, in pursuance of its goal of simplifying its runoff structure and in recognition of the strength and stability achieved by its TIG subsidiary (U.S. runoff) since the commencement of TIG’s runoff in December 2002, TIG commuted the adverse development cover provided by Chubb Re ($300 million) and nSpire Re (European runoff). When that cover was put in place at the beginning of TIG’s runoff, it was prudent for TIG and responsive to insurance regulators’ concerns, but it had become unnecessary with the demonstrated success of TIG’s runoff and the increase in TIG’s statutory surplus from about $500 million at the end of 2002 to over $740 million at the end of 2004. While this commutation creates additional future tax sharing payments and other collateral cash benefits to Fairfax, it resulted in a $103.1 million pre-tax non-cash charge in the second quarter.
Highlights for the 2005 second quarter were as follows (comparisons are to the second quarter of 2004, except as otherwise indicated):
•	Despite some softening in insurance markets, which was anticipated, the combined ratio of the company’s ongoing insurance and reinsurance operations remained excellent at 94.1% (compared to 94.9% in 2004), with Northbridge, Crum & Forster and OdysseyRe producing combined ratios of 88.3%, 96.2% and 95.6% respectively.

•	Net premiums written at the company’s ongoing insurance and reinsurance operations declined slightly in 2005 to $1,085.4 million from $1,089.9 million in 2004.

•	Underwriting profit at the company’s ongoing insurance and reinsurance operations increased to $65.7 million in 2005 from $54.9 million in 2004.

•	Cash flow from operations at Northbridge, Crum & Forster and OdysseyRe increased to $204.4 million in 2005 from $177.0 million in 2004.

•	Total interest and dividends increased to $128.8 million in 2005 from $77.5 million in 2004.

•	Realized gains on investments totalled $99.9 million in 2005 compared to $64.5 million in 2004.

•	The company had $499.5 million of cash, short term investments and marketable securities at the holding company level (including $65.0 million at Crum & Forster) at June 30, 2005, compared to $566.8 million at the end of 2004.

•	Cash and investments (net of $659.5 million of liabilities for economic hedges against a decline in the equity markets) increased to $14.26 billion at June 30, 2005 from $13.52 billion at the end of 2004.

•	The pre-tax unrealized gain on portfolio investments was $614.3 million at June 30, 2005, compared to $428.3 million at the end of 2004 and $285.9 million at March 31, 2005.

•	Reinsurance recoverables decreased significantly to $7.3 billion from $8.1 billion at December 31, 2004 and $8.0 billion at March 31, 2005.

•	The portion of the company’s future income tax asset related to capitalized operating losses of its U.S. consolidated tax group decreased by $5.8 million to $202.7 million in the second quarter of 2005 as a result of profitable operations of that group (and would have decreased significantly further were it not for the loss created by the above-described commutation).

•	Total common shareholders’ equity remained at $3.0 billion ($184.46 per basic share) at June 30, 2005.
Following is a summary of Fairfax’s unaudited second quarter and six months financial results:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	JUNE 30		JUNE 30
	2005	2004	2005	2004
	($ millions except per share amounts)
Total revenue	1,500.8	1,435.1	2,975.1	2,919.9
Earnings before income taxes and non-controlling interests	68.3	133.0	172.6	214.9
Net earnings	5.0	45.5	40.2	84.5
Net earnings per share	$0.17	$3.13	$2.20	$5.76
Net earnings per diluted share	$0.17	$3.05	$2.20	$5.64

Combined ratios were as follows:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	JUNE 30		JUNE 30
	2005	2004	2005	2004
Insurance — Canada (Northbridge)	88.3%	90.6%	89.8%	91.6%
— U.S.	96.3%	99.7%	96.1%	99.7%
— Asia (Fairfax Asia)	89.7%	89.6%	90.3%	90.4%
Reinsurance (OdysseyRe)	95.6%	94.6%	97.7%	94.8%

Consolidated	94.1%	94.9%	95.5%	95.3%

There were 16.1 and 13.8 million weighted average shares outstanding during the second quarters of 2005 and 2004 respectively. At June 30, 2005 there were 16,091,529 shares effectively outstanding.
Fairfax’s detailed second quarter report can be accessed at its website www.fairfax.ca. As previously announced, Fairfax will hold a conference call at 8:30 a.m. Eastern time on Friday, July 29, 2005 to discuss its second quarter results.
Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact: Greg Taylor, Chief Financial Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 416/367 4941 Telecopier 416/367 4941